Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIOS

The earnings of Dermira, Inc. are inadequate to cover the combined preference dividends and fixed charges. The following table sets forth the dollar amount of the deficiency of earnings to fixed charges for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2015
	(in thousands)
EARNINGS:
Net loss	$(20,254)	$(22,350)	$(31,844)	$(31,194)
Plus fixed charges	29	44	489	230
Deficiency of earnings to fixed charges	$(20,225)	$(22,306)	$(31,355)	$(30,964)

FIXED CHARGES:
Interest expense and amortization of debt issuance costs	$—	$9	$170	$84
Estimated interest component of rental expense(1)	29	35	319	146
Total Fixed Charges	$29	$44	$489	$230

RATIO OF EARNINGS TO FIXED CHARGES	N/A	N/A	N/A	N/A

(1) Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.

Earnings were insufficient to cover combined fixed charges by $20.3 million, $22.4 million, $31.8 million, and $31.2 million for the years ended December 31, 2012, 2013 2014 and for the six months ended June 30, 2015, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.